

June 27, 2013

Mr. James M. Peck
President and Chief Executive Officer
TransUnion Holding Company Inc., and
TransUnion Corp.
555 West Adams Street
Chicago, Illinois 60661

      Re: **TransUnion Holding Company, Inc.**
              Forms 10-K and 10-K/A
              Filed February 25, and April 8, 2013
              File No. 333-182948

              TransUnion Corp.
              Form 10-K
              Filed February 25, 2013
              File No. 333-172549

Dear Mr. Peck:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the companies or the filings and the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

    .

                             Sincerely,

                             /s/ Robert S. Littlepage for

                             Larry Spirgel
                             Assistant Director